UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 11, 2021

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

11 August 2021

To:	Australian Securities Exchange (ASX) London Stock Exchange (LSE)	cc:	New York Stock Exchange (NYSE) JSE Limited (JSE)

Notice of Dividend and 2021 AGM Dates

Name of entities	BHP Group Limited	BHP Group Plc

	ABN 49 004 028 077	Registration Number 3196209

The proposed dates1 for the 2021 Final Dividend of BHP Group Limited and BHP Group Plc are set out below. BHP’s Dividend Reinvestment Plan (DRP) will operate in respect of the FY2021 Final Dividend. Full terms and conditions of the DRP and details about how to participate can be found at bhp.com.

2021 Final Dividend

Preliminary Results Announcement and Dividend Determination	17 August 2021

Announcement of currency conversion into RAND	27 August 2021

Last day to trade cum dividend on JSE	31 August 2021

Ex-Dividend Date (JSE)	1 September 2021

Ex-Dividend Date (ASX, LSE and NYSE2)	2 September 2021

Record Date	3 September 2021

DRP and Currency Election date (including announcement of currency conversion for ASX and LSE)	6 September 2021

Payment Date	21 September 2021

DRP Allocation Date (ASX and LSE) within ten business days after the payment date	5 October 2021

DRP Allocation Date (JSE), subject to the purchase of shares by the Transfer Secretaries in the open market, CSDP accounts credited/updated on or about[3]	5 October 2021

BHP Group Plc shareholders registered on the South African section of the register will not be able to dematerialise or rematerialise their shareholdings between the dates of 1 September 2021 and 3 September 2021 (inclusive), and transfers between the UK register and the South African register will not be permitted between the dates of 27 August 2021 and 3 September 2021 (inclusive).

Any eligible shareholder who wishes to participate in the DRP, or to vary a participation election should do so in accordance with the timetable above, or, in the case of shareholdings on the South African branch register of BHP Group Plc, in accordance with the instructions of your CSDP. The DRP Allocation Price will be calculated in each jurisdiction as an average of the price paid for each share actually purchased to satisfy DRP elections. The Allocation Price applicable to each stock exchange will be made available at bhp.com/DRP4.

[1]	Dates are subject to change.
[2]

BHP Group Limited and BHP Group Plc shares are listed in the form of American Depositary Shares (ADSs) and traded as American Depositary Receipts (ADRs) on the NYSE. Each ADS represents two ordinary shares.

[3]	Computershare Investor Services (Pty) Limited as the Transfer Secretary will notify Strate and CSDPs when the price and allocation date is known.
[4]	In the case of BHP Group Limited, the allocation price will also be released via the ASX using Appendix 3A.1 in accordance with ASX requirements.

2021 Annual General Meetings (AGMs)

The 2021 AGM of BHP Group Plc will be held in London on Thursday, 14 October 2021.

The 2021 AGM of BHP Group Limited will be held in Perth on Tuesday, 11 November 2021.

BHP is closely monitoring the ongoing impact of the COVID-19 pandemic and UK and Australian Government guidelines in relation to public gatherings. Shareholders are encouraged to monitor the company’s website bhp.com/investor-centre/shareholder-information/meetings/ for the latest information on BHP’s AGM arrangements.

The closing date for receipt of nominations from persons wishing to be considered for election as a Director on the BHP Board is Thursday, 19 August 2021.

Authorised for lodgement by:

Stefanie Wilkinson

Group Company Secretary

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group plc Registration number 3196209

LEI 549300C116EOWV835768

Registered in England and Wales

Registered Office: Nova South, 160 Victoria Street

London SW1E 5LB United Kingdom

Tel +44 20 7802 4000 Fax +44 20 7802 4111

The BHP Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: August 11, 2021	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary